EXHIBIT 5.1

[LETTERHEAD OF LOEB & LOEB]

Direct Dial: 310-282-2350
e-mail: dficksman@loeb.com

February 11, 2002

Gosun Communications Ltd., Inc.
80 Zhong Shan Er Road Guangzhou
China 510080

Ladies and Gentlemen:

     We have acted as counsel to Gosun Communications Ltd., Inc. (the “Company”), in connection with the preparation and filing with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”), of a Registration Statement on Form SB-2 (the “Registration Statement”), relating to the proposed sale by certain shareholders of the Company (the “Selling Stockholders”) of up to 1,745,000 shares of common stock (the “Common Stock”). The 1,745,000 shares offered include (i) 1,465,000 shares underlying the 8% Convertible Notes Laurus Master Fund and (ii) 45,000 shares underlying the warrants issued to Laurus Master Fund.

     In so acting, we have examined and relied upon the originals or copies, certified or otherwise identified to our satisfaction, of such Company records, documents, certificates and other instruments as in our judgment are necessary or appropriate to enable us to render the opinions expressed below. Based upon the foregoing and such examination of law as we have deemed necessary, we are of the opinion that the Common Stock to be offered by the Selling Stockholders, when sold under the circumstances contemplated in the Registration Statement, will be legally issued, fully paid and non-assessable.

     We are not licensed to practice law in the State of Texas and accordingly, with your permission, we express no opinion as to the laws of the State of Texas. Accordingly, the opinions we express herein are limited to matters involving the federal laws of the United States.

     We consent to the use of this letter as an Exhibit to the Registration Statement and to the use of our name under the heading “Legal Matters” included in the Prospectus forming a part of the Registration Statement.

Sincerely,

/s/ David L. Ficksman a Partner of the Firm